FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Robotti, Robert Edward	2. Issuer Name and Ticker or Trading Symbol Decorator Industries, Incorporated ("DII")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	x	10% Owner
							Officer (give title below)		Other (specify below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 04/03/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
c/o Robotti & Company, Incorporated 52 Vanderbilt Avenue, Suite 503
(Street)			5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
New York, New York 10017
							X	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK, PAR VALUE $0.20 Per Share	04/03/2003		P		10,000	A	$4.50		I	(4)
COMMON STOCK, PAR VALUE $0.20 Per Share	04/04/2003		P		8,800	A	$4.00	416,063 (1)(2)(3)	I	(4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This amount includes 288,980 shares of Common Stock directly owned by the discretionary accounts of Robotti & Company, Incorporated ("Robotti & Company"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as an investment advisor registered under the Investment Advisors Act of 1940, as amended, and beneficially owned by its discretionary brokerage customers and advisory clients.  Robotti & Company disclaims beneficial ownership of such securities.
(2) This amount includes 122,318 shares of the Common Stock directly owned by The Ravenswood Investment Company, L.P. ("RIC") and beneficially owned by its partners.  Ravenswood Management Company, L.L.C. ("RMC"), serves as the general partner of RIC.  Both RIC and RMC disclaim beneficial ownership of such securities.
(3) This amount includes 4,765 shares of the Common Stock directly owned by Robert E. Robotti ("Robotti ") and is held in Mr. Robotti's individual brokerage account.  Mr. Robotti claims beneficial ownership of such securities.
(4) Mr. Robotti is deemed to beneficially own (solely for the purpose of Rule 16a-1(a)(2) under the Exchange Act) the securities set forth in (1) and (2) above through his proportionate ownership of Robotti & Company, by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, and as managing member of RMC, which serves as the general partner of RIC.  Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

*Individually and as President and Treasurer of Robotti & Company, Incorporated and as a managing member of Ravenswood Management Company, L.L.C., which serves as the general partner of The Ravenswood Investment Company, L.P.

		/s/ Robert E. Robotti*	04/07/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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